NEWS RELEASE
TSX - NOC
August 23, 2007	NR:07-11

Northern Peru Announces US$5 million Bridge Financing Facility

Vancouver, British Columbia – Northern Peru Copper Corp. (the “Company”) announces that it has entered into an unsecured bridge financing facility for up to US$5 million on commercial terms.  The facility is being provided by the Chairman of the Company.  The facility will be in available to the Company for up to 8 months.

Funds from the facility will be used to advance the bankable feasibility study on the Galeno copper/gold/silver/molybdenum project, to fund the acquisition of certain surface rights, exploration programs, and for general working capital purposes.

While the Company is proceeding aggressively with the bankable feasibility study, the strategic review process initiated in February with its financial advisor, Genuity Capital Markets, remains ongoing.

NORTHERN PERU COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: “Marshall Koval”	dstrang@northernperu.com
tel: + 604 687 0407
Marshall Koval, CEO & President	fax: + 604 687 7041

CAUTION REGARDING FORWARD LOOKING STATEMENTS: This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts that address future production or resource potential, exploration drilling, exploitation activities and events or developments that Northern Peru expects to occur, are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include fluctuations in commodity prices, exploration successes, and continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this [website or press release or relevant disclosure document], such as “measured resources”, “indicated resources”, and “inferred resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form File No. 20F, which may be secured from us, or from the SEC’s website at

http://www.sec.gov/edgar.shtml.

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@northernperu.com      www.northernperu.com     T: 604 687 0407    F: 604 687 7041